UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dow, Stephen M.
   c/o Sevin Rosen Fund IV L.P.
   Two Galleria Tower
   13455 Noel Road, Suite 1670
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   ArQule, Inc.
   ('ARQL")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|02/27/|J(1)| |1,542,856         |A  |           |2,353,030          |I     |By Sevin Rosen Fund IV L.P.|
1 per share                |97    |    | |                  |   |           |                   |      | (2)                       |
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Common Stock, par value $.0|02/27/|J(3)| |24,421            |A  |           |24,421             |I     |By Legomer Investors, Inc. |
1 per share                |97    |    | |                  |   |           |                   |      |(4)                        |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$11.00  |08/14|    | |7,500      |A  |(5)  |08/14|Common Stock|7,500  |       |7,500       |D  |            |
 Buy)                 |        |/96  |    | |           |   |     |/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Acquired pursuant to a distribution by ArQule Partners, L.P. to its partners. Prior to the dissolution of ArQule
Partners, L.P., Sevin Rosen Fund IV L.P. was a limited partner of ArQule Partners, L.P.
(2) The Reporting Person is a general partner of SRB Associates IV L.P. which is the general partner of Sevin
Rosen Fund IV L.P.   The Reporting Person disclaims beneficial ownership,
within the meaning of Rule 13d-3 under
the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the shares of stock owned by such entities except to the extent of his proportionate partnership interest therein.
(3)  Aquired pursuant to a distribution by ArQule Partners, L.P. to its partners.
(4) The Reporting Person is the President and a director of Legomer Investors, Inc. Sevin Rosen Fund IV L.P. is a
majority stockholder in Legomer Investors, Inc. which was a general partner of ArQule Partners, L.P. The Reporting
Person disclaims beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the shares of stock owned by Legomer Investors, Inc., except to the extent of his pecuniary interest therein.
(5) This option will become exercisable at the rate of 2,500 shares on the date of each of the 1997, 1998 and 1999 annual meetings of stockholders of the
Issuer.
SIGNATURE OF REPORTING PERSON
/s/ John V. Jaggers, as Attorney-in-Fact
DATE
August 11, 1997